Exhibit 99.1

Richmont Mines Reports Strong First Quarter Financial Results Driven by Continued Solid Performance at the Island Gold Mine

TSX – NYSE: RIC

TORONTO, May 4, 2017 /CNW Telbec/ - Richmont Mines Inc. (TSX: RIC) (NYSE: RIC) ("Richmont" or the "Corporation") announces operating and financial results for the three months ended March 31, 2017, driven by solid results from the Island Gold Mine. The Corporation will host a conference call and webcast on Thursday, May 4, 2017, beginning at 8:30 a.m. Eastern Time (details below.) (All amounts are in Canadian dollars, unless otherwise indicated.)

First Quarter Highlights

•	Company-wide production of 29,401 ounces of gold (28,528 ounces sold), primarily driven by solid production from the Island Gold Mine of 23,772 ounces of gold (22,649 ounces sold).
•	Company-wide cash costs[1] of $791 (US$598) per ounce, positively impacted by low cash costs of $668 (US$504) per ounce from the Island Gold Mine.
•	Company-wide All-In-Sustaining-Costs[1] ("AISC") of $1,124 (US$849) per ounce, positively impacted by low AISC of $848 (US$640) per ounce from the Island Gold Mine.
•	Richmont reported first quarter revenues of $46.5 (US$35.1) million.
•	Earnings of $5.5 (US$4.1) million, or $0.09 (US$0.07) per share.
•	Operating cash flow[1] (before non-cash changes in working capital) was $16.4 (US$12.4) million, or $0.26 (US$0.20) per share.
•	Richmont maintained a strong cash balance of $75.2 (US$56.5) million, in line with the prior quarter; working capital increased to $66.3 (US$49.7) million.
•	Effective March 15, 2017, Richmont appointed Mr. Robert J. Chausse as Chief Financial Officer, further strengthening the senior management team.

"We started the year with a solid quarter reported from both assets, particularly at our cornerstone Island Gold Mine. The ongoing transformation of the Island Gold Mine continues to advance and we remain on schedule to release our Expansion Case Preliminary Economic Assessment ("Expansion Case PEA") in the second quarter, which will support our overall objective of positioning the Island Gold Mine as one of the lowest cost underground gold producers in the Americas," stated Renaud Adams, CEO. He continued, "Our focus remains on creating sustainable shareholder value through enhancing operational and cost efficiencies throughout the organization while maintaining our disciplined approach to capital allocation. Over the balance of the year, we will continue to focus on positioning the Island Gold Mine for long-term success that drives shareholder value creation, which is supported by a solid balance sheet and a disciplined management team."

[1]	Non-IFRS performance measure. Refer to the Non-IFRS Performance Measures section contained in the Q1 2017 Management's Discussion and Analysis.

Financial Highlights

(in thousands of $, except per share amounts)	Quarter ended March 31, 2017	Quarter ended March 31, 2016
Revenue from mining operations	46,462	52,634
Net earnings per share, basic	0.09	0.15
Operating cash flow, per share(1)	0.20	0.30
Operating cash flow (before non-cash changes in working capital), per share(1)	0.26	0.36
Net free cash flow, per share(1)	0.01	0.02
Revenue from mining operations (US$)	35,097	38,329
Net earnings per share, basic (US$)	0.07	0.11
Operating cash flow, per share(1) (US$)	0.15	0.22
Operating cash flow (before non-cash changes in working capital), per share(1) (US$)	0.20	0.26
Net free cash flow, per share(1) (US$)	0.01	0.01

(1)	Non-IFRS performance measure. Refer to the Non-IFRS performance measures section contained in the Q1 2017 Management's Discussion and Analysis.

Operational Highlights

	Quarter ended March 31, 2017	Quarter ended March 31, 2016
Gold produced (oz)	29,401	32,369
Gold sold (oz)	28,528	32,239
Average cash costs per ounce ($)(1)	791	800
Average AISC per ounce ($)(1)	1,124	1,094
Average realized gold price per ounce ($)	1,624	1,629
Average cash costs per ounce (US$)(1)	598	583
Average AISC per ounce (US$)(1)	849	797
Average realized gold price per ounce (US$)	1,227	1,186

(1)	Non-IFRS performance measure. Refer to the Non-IFRS performance measures section contained in the Q1 2017 Management's Discussion and Analysis.

Island Gold Mine Highlights

Island Gold MINE	Quarter ended March 31, 2017	Quarter ended March 31, 2016
Gold produced (oz)	23,772	26,589
Gold sold (oz)	22,649	26,031
Cash costs per ounce ($)(1)	668	667
AISC per ounce ($)(1)	848	848
Realized gold price per ounce ($)	1,624	1,628
Cash costs per ounce (US$)(1)	504	486
AISC per ounce (US$)(1)	640	618
Realized gold price per ounce (US$)	1,227	1,186
Underground tpd	1,019	853
Mill tonnes	83,365	75,906
Mill tpd	926	834
Head grade (g/t gold)	9.18	11.31
Recoveries (%)	96.7	96.3
Sustaining costs ($000's)	4,072	4,713
Project costs ($000's)	5,929	6,987
Non-sustaining exploration ($000's)	3,762	3,770
Sustaining costs (US$000's)	3,076	3,432
Project costs (US$000's)	4,479	5,088
Non-sustaining exploration (US$000's)	2,842	2,745

(1)	Non-IFRS performance measure. Refer to the Non-IFRS performance measures section contained in the Q1 2017 Management's Discussion and Analysis.

Island Gold Mine Highlights

•	Production for the quarter was 23,772 ounces of gold (22,649 ounces sold). The mine is now well positioned to achieve the high-end of production guidance for the year of 87,000-93,000 ounces.
•	Cash costs for the quarter were $668 (US$504) per ounce, below guidance for the year. The operating unit costs for the quarter were $181 (US$137) per tonne milled, in line with the 2017 mine plan.
•	AISC for the quarter were $848 (US$640) per ounce, below guidance for the year.
•	For the quarter, expansion capital was $5.9 (US$4.5) million and exploration expense was $3.8 (US$2.8) million.
•	Mill head grade for the quarter was 9.18 g/t gold, representing an in line grade reconciliation (mined vs. December 31, 2016 Mineral Reserves) for the quarter. The 2017 mine plan continues to forecast an average mill head grade for the year of approximately 8.90 g/t gold.
•	Underground mining and milling productivities for the quarter, averaged a record 1,019 and 926 tonnes per day, respectively, with lower-grade underground ore stockpiled for future processing, resulting in an improved overall mill head grade for the quarter.
•	During the quarter, long-hole stope mining continued in the first and second mining horizons and development in ore was advanced as planned in the higher-grade third mining horizon. Stoping in the third mining horizon is expected to begin in the fourth quarter.
•	The development of the main ramp reached a vertical depth of 860 metres at the end of the quarter, which is in line with the 2017 development plan and as contemplated in the upcoming Expansion Case PEA.
•	Mineral Reserves (as at December 31, 2016) at the Island Gold Mine increased by 34% (net of depletion) to 752,200 ounces of gold, at an increased grade of 9.17 g/t gold. Inferred Resources increased by 30% to 995,700 ounces of gold at an increased grade of 10.18 g/t, and at an average discovery cost of less than $35 (US$26) per ounce. (see press release dated January 31, 2017 and the technical report titled "Technical Report on the Mineral Reserve and Resource Estimate as of December 31, 2016 for the Island Gold Mine" dated March 17, 2017).
•	New high-grade mineralization located, approximately 800 metres east of the main Island Gold deposit, was identified by recent exploration drilling. Hole GD-640-05 intersected 20.6 g/t gold over 11.3 metres (core length), demonstrating significant potential for near-term and continued resource growth. Additionally, early results from delineation drilling completed within the Expansion Case PEA area, indicates the significant potential to further expand our reserves at higher than current average grades. (see press release dated March 30, 2017).
•	Expansion Case PEA: The Corporation is well advanced to release the results of the Expansion Case PEA during the second quarter, as previously disclosed. The study considers the most cost and capital effective strategy to mine the portion of the mineral resources that is located within the main area of interest over four mining horizons, to a maximum depth of 1,000 metres below surface, using the current mine infrastructure. The Corporation remains focused on transforming the high-grade Island Gold Mine into one of the lowest cost underground gold producers in the Americas. Recent achievements include:
•	The integration of the December 31, 2016 Mineral Reserves and Resources into the 1,100 tonnes per day mine plan has been completed.
•	The required permit amendments that allow for an ore mining and processing increase to 1,100 tonnes per day were received in December.
•	Accelerated development of the underground ramp system has advanced as planned.
•	Engineering and identification of the main equipment required for the mill expansion is well underway and expected capital requirements for the expanded milling capacity remains below the $15.0 million, as previously disclosed.
•	The 2017 mine plan and the Expansion Case PEA are focused on optimizing cash flow generation that would fully fund current and future production as well as all strategic exploration programs.

Beaufor Mine Highlights

Beaufor MINE	Quarter ended March 31, 2017	Quarter ended March 31, 2016
Gold produced (oz)	5,629	4,615
Gold sold (oz)	5,879	5,037
Cash costs per ounce ($)(1)	1,265	1,396
AISC per ounce ($)(1)	1,580	1,728
Realized gold price per ounce ($)	1,625	1,648
Cash costs per ounce (US$)(1)	956	1,017
AISC per ounce (US$)(1)	1,194	1,259
Realized gold price per ounce (US$)	1,228	1,200
Underground tpd	354	323
Mill tonnes	30,009	29,318
Head grade (g/t gold)	6.00	4.96
Recoveries (%)	97.2	98.7
Sustaining costs ($000's)	1,854	1,674
Non-sustaining exploration costs ($000's)	140	-
Sustaining costs (US$000's)	1,401	1,219
Non-sustaining exploration costs (US$000's)	106	-

(1)	Non-IFRS performance measure. Refer to the Non-IFRS performance measures section contained in the Q1 2017 Management's Discussion and Analysis.

Beaufor Mine Highlights

•	Production for the quarter was 5,629 ounces of gold (5,879 ounces sold), in line with previously disclosed plans to ramp-up production and achieve increased production in the second half of the year.
•	Cash costs of $1,265 (US$956) per ounce achieved during the quarter, in line with 2017 plans to return the mine to free cash flow generation status in the first half of the year.
•	AISC for the quarter were $1,580 (US$1,194) per ounce.
•	Exploration expense was $0.3 (US$0.2) million for the quarter.
•	Underground productivity increased to 354 tonnes per day (403 tonnes per day in March). During the quarter, the majority of the mining activities were transitioned into the new Q Zone and additional haulage and mucking mobile equipment were commissioned. Underground productivity and operating costs are expected to continue to improve over the balance of the year.
•	The Corporation is also considering other strategic alternatives regarding the Beaufor Mine and Camflo Mill.

Annual and Special Meeting of Shareholders

Richmont's annual and special meeting of shareholders will be held on Thursday, May 4, 2017 at 10:30 a.m. E.T. at the St. Andrew's Club & Conference Centre (27th Floor, Caledonia Room) at 150 King Street West in Toronto.

Upcoming News

•	Annual and Special Meeting of Shareholders (May 4)
•	Expansion Case PEA Results (Q2 2017)

Financial Statements and Management's Discussion and Analysis

The financial statements and related Management's Discussion and Analysis can be found on the Corporation's website at www.richmont-mines.com or under the Corporation's profile on www.sedar.com and with the Securities and Exchange Commission at www.sec.gov/edgar.shtml.

2017 First Quarter Results Webcast and Conference Call

Senior management will discuss the first quarter financial results in a webcast and conference call to be held on Thursday, May 4, 2017 starting at 8:30 a.m. E.T.

Webcast access:

http://event.on24.com/r.htm?e=1405031&s=1&k=2945B7DDFBDA291E4DB85CDEFA27826D

Telephone access:

•	Toll free (Canada & U.S.): 1-888-390-0546
•	Toronto local & International: 1-416-764-8688

A replay will be available until May 18, 2017 by dialing 1-416-764-8677 (Toronto local and international) or 1-888-390-0541 (toll free in Canada and U.S.), using pass code 134044#. The webcast and presentation slides will be archived on the Corporation's website at www.richmont-mines.com.

About Richmont Mines Inc.
Richmont Mines currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine in Quebec. The Corporation is also advancing development of the significant high-grade resource extension at depth of the Island Gold Mine in Ontario. With 35 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth.

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may", "objective" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law or regulation, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended ("Exchange Act"), as promulgated by the SEC. The requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") adopted by the Canadian Securities Administrators differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC").

U.S. Investors are urged to consider the disclosure in our annual report on Form 40-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC's web site: http://sec.gov/edgar.shtml.

National Instrument 43-101
The scientific or technical information in this news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by NI 43-101.

SOURCE Richmont Mines

View original content: http://www.newswire.ca/en/releases/archive/May2017/04/c3190.html

%CIK: 0001023996

For further information: Renaud Adams, President and CEO, Phone: 416 368-0291 ext. 101; Anne Day, Senior Vice-President, Investor Relations, Phone: 416 368-0291 ext. 105

CO: Richmont Mines

CNW 06:30e 04-MAY-17